March 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hongli Group Inc. Registration Statement on Form F-1, as amended File No. 333-261945

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), EF Hutton, division of Benchmark Investments, LLC, as representative of the several underwriters, hereby joins Hongli Group Inc. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form F-1, as amended (File No. 333-261945) (the “Registration Statement”), to become effective on March, 28, 2023, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Robinson & Cole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated February 17, 2023, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

EF HUTTON,
division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal